Exhibit 99.1

NEWS RELEASE
Stock Symbols:   PGF - TSX
                                                                                                                     PGH - NYSE

PENGROWTH REPORTS LINDBERGH PRODUCTION THAT EXCEEDS FACILITY NAMEPLATE CAPACITY OF 12,500 BBL/D AND CONFIRMS CDN $0.02 CASH DIVIDEND PAYABLE JULY 15, 2015

(Calgary, June 8, 2015) – Pengrowth is pleased to report that production from the Lindbergh thermal project now exceeds the project’s nameplate capacity of 12,500 barrels per day (bbl/d). With all three well pads now on SAGD (steam assisted gravity drainage) production, the project is currently producing in excess of 13,000 bbl/d with an instantaneous steam oil ratio of 1.9. Installation of the remaining downhole electric submersible pumps (ESPs) was completed at the end of May and all producing wells now have ESPs in place. Production rates from the commercial project continue to increase, tracking the performance of the two pilot well pairs which have now been on production for over three years and which have been integrated into the commercial project. The project remains on track with continued ramp-up of production expected through the remainder of 2015, ultimately achieving production rates of 16,000 bbl/d by the end of the year.

In addition, construction and commissioning of the Husky sales line is expected to be completed by the end of June. The completion of the sales line will provide additional transportation/marketing optionality for the company. Pengrowth expects to utilize both pipeline and rail to move production to markets in an effort to maximize revenues and netbacks.

July Dividend

Pengrowth also announces that its July 15, 2015 cash dividend will be Cdn $0.02 per common share. The ex-dividend date is June 18, 2015. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of June 22, 2015.

The dividend of Cdn $0.02 per common share is equivalent to approximately U.S. $0.016 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.804. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to expected continued increase in Lindbergh production; expected year end production rates from Lindbergh; anticipated tie-into the Husky sales pipeline; and expected maximization of revenues and netbacks at Lindbergh.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.